Q3 2025 EARNINGS CONFERENCE CALL

November 4, 2025



FORTIS INC.

FORWARD LOOKING INFORMATION

Fortis includes forward-looking information in this presentation within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast Capital Expenditures for 2025 and 2026-2030; forecast Rate Base for 2025 and 2030 and forecast Rate Base growth rate for 2025-2030 on a consolidated basis; annual dividend growth guidance through 2030; the nature, timing, benefits and costs of certain Major Capital Projects, including ITC's investments associated with MISO LRTP Tranche 1 and Tranche 2.1, Big Cedar Load Expansion, TEP Transmission Project, Springerville Natural Gas Conversion, Black Mountain Gas Generation, Vail-to-Tortolita Transmission Project, Roadrunner Reserve Battery Storage Project, Tilbury LNG Storage Expansion, AMI Project, Tilbury 1B Project and Eagle Mountain Pipeline Project; the nature, timing, benefits and costs of additional investment opportunities, including further investments of ITC associated with the MISO LRTP Tranche 2.1 and future MISO LRTP projects, further investments of TEP required to serve data center sites under development and planned in Arizona and other potential new large retail customers in the manufacturing, data center and mining sectors, further investments of TEP and UNS Electric associated with new IRPs expected to be filed in 2026, further investments of FortisBC in association with further expansion of the Tilbury LNG facility, and other opportunities, including transmission investments to support customer connections and grid modernization, further renewable gas and LNG infrastructure, grid resiliency and climate adaptation investments, and the acceleration of load growth and cleaner energy infrastructure investments; expected sources of funding for the 2026-2030 Capital Plan, including sources of common equity proceeds; the expectation that the funding plan supports average cash flow to debt metrics over 12% through the period; forecast Capital Expenditures for 2026-2030 by business unit; forecast Rate Base for 2025-2030 and forecast five-year Rate Base CAGR to 2030 by business unit; the expected timing, outcome and impact of legal and regulatory proceedings; the expectation of having a coal-free generation mix by 2032; the 2050 GHG emissions net-zero target; and forecast debt maturities for 2025-2034.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: reasonable legal and regulatory decisions and the expectation of regulatory stability; the successful execution of the Capital Plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the Capital Plan; the realization of additional opportunities beyond the Capital Plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this presentation. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base.

Note: U.S. dollar-denominated five-year Capital Plan and forecast rate base converted at a forecast USD:CAD foreign exchange rate of 1.35 for 2026-2030.



David Hutchens
President and Chief Executive Officer, Fortis Inc.



Jocelyn Perry
EVP and Chief Financial Officer, Fortis Inc.

FORTIS INC.

Q3 2025 BUSINESS HIGHLIGHTS

Delivered Safe & Reliable Service
Top Quartile Safety and Reliability Relative to Industry Peers

Capital Expenditures of $4.2B Through YTD September
2025 Capital Forecast Now $5.6B

Q3 2025 Actual EPS of $0.81 & Adjusted EPS of $0.87
Compared to $0.85 in Q3 2024

Disposition of Assets
Completed Sales of FortisTCI and Belize Assets

New $28.8B 2026-2030 Capital Plan
Largest in Fortis History

Q4 Dividend Increase of ~4%
52 Consecutive Years of Increases in Dividends Paid



Note: Capital Expenditures and Adjusted EPS are Non-U.S. GAAP Financial Measures. Refer to Slide 22 for the Non-U.S GAAP Reconciliation.

FIVE-YEAR PLAN AT A GLANCE



Capital Expenditures

$28.8B

2026-2030
Capital Plan

↑ **$2.8B**
Over Prior
Capital Plan

Rate Base Growth

7%

5-Year
CAGR

↑ **50 bps**
Over Prior
Plan

Dividend Growth

4-6%

Annual Dividend Growth
Guidance Extended to 2030

↑ **4%**
Increase in Q4 2025
Dividend

Continued Focus on Customer Affordability

2026-2030 CAPITAL PLAN DRIVEN BY TRANSMISSION INVESTMENTS


$26.0B
+$2.0B
$1.0B
Transmission & Distribution
($0.9B)
Generation[1]
+$0.1B
Other Regulated Utilities
+$0.6B
Foreign Exchange[2]
$28.8B
ITC
UNS
UNS Energy Corporation
A Fortis Company
$2.8B Plan-over-Plan
2025-2029 Capital Plan
2026-2030 Capital Plan

Incremental Capital Drivers

- **ITC** New interconnections, MISO LRTP and baseline reliability projects
- **UNS** Higher transmission and distribution investments driven by new transmission project at TEP to increase reliability and accommodate load growth; lower generation investments primarily driven by coal to natural-gas conversion at Springerville Generating Station resulting in customer savings relative to new energy resources assumed in the prior plan; new IRPs at TEP and UNSE to be filed in 2026
- **Other** Regulated Utility Growth
- **Foreign Exchange**

(1) UNS Energy's five-year capital plan does not include generation investments to accommodate load growth associated with potential data centers. Refer to Slide 9 for more details.
(2) Reflects a USD:CAD exchange rate of 1.35 for the 2026-2030 Capital Plan and 1.30 for the prior 2025-2029 Capital Plan.

HIGHLY EXECUTABLE, LOW-RISK CAPITAL PLAN SUPPORTS AVERAGE ANNUAL RATE BASE GROWTH OF 7%

Capital Plan By Asset Type



Transmission
46%
Distribution
31%
5-Year
Capital Plan
$28.8B
2026-2030
Generation
7%
Renewable
Gas/LNG
5%
Other (1)
11%

Consolidated Rate Base



↑ $16B or
7% CAGR
$41.9B
$57.9B
2025F
2030F
Independent Electric Transmission (ITC)
U.S. Electric & Gas
Canadian & Caribbean Electric & Gas

Capital Plan

- **100%** Regulated Capital
- **21%** Major Capital Projects
- **63%** U.S., **35%** Canada, **2%** Caribbean

Note: Reflects a USD:CAD exchange rate of 1.35 for the 2026-2030 Capital Plan. U.S. dollar-denominated rate base converted at a USD:CAD foreign exchange rate of 1.38 for 2025 and 1.35 for 2026-2030. CAGR is calculated on a constant foreign exchange rate basis.

(1) Largely related to information technology and facility investments.

ITC – ROBUST FERC TRANSMISSION BUILDOUT UNDERWAY

Current five-year capital plan of $9.8B supporting ~8% rate base CAGR with opportunities beyond 2030 for MISO LRTP Tranche 2.1

2026-2030 Capital Plan

- **Infrastructure Investments** Reliability and resiliency upgrades, increased capacity, etc.
- **MISO LRTP Tranche 1** ~US$1.3B included
- **MISO LRTP Tranche 2.1** ~US$0.4B included
- **Customer Connections** Includes the connection of 1,600 MW for the Big Cedar Load Expansion project (~US$0.4B) in Iowa and multiple projects supporting economic development, load growth and changes in generation interconnections
- **Grid Security**

Opportunities Above and Beyond the Plan

- **MISO LRTP Tranche 2.1** For projects in Michigan and Minnesota where ROFRs are in effect and system upgrades in Iowa; US$3.3-$3.8B post-2030
- **MISO LRTP Tranche 2.1 Competitively Bid Projects** Any projects awarded to ITC as a result of the competitive bidding process would be incremental to the above Tranche 2.1 estimate
- **Customer Connections** Potential for over 8,000 MW of load growth for proposed data centers and economic growth in various stages of development
- **Future MISO LRTP Projects**



UNS ENERGY – NEW ERA OF ELECTRICITY DEMAND APPROACHING

Current five-year capital plan of $5.6B supports ~7% rate base CAGR with tangible opportunities incremental to the five-year plan associated with retail load growth

2026-2030 Capital Plan

- **Transmission Investments** Reliability and resiliency upgrades, increased capacity as well as a new 345kV transmission line at TEP (US$450M) and Vail-to-Tortolita project (US$0.1B)
- **Distribution/Other Investments** Customer meter infrastructure and grid resiliency and modernization projects
- **Generation Investments** Includes TEP's Springerville Natural Gas Conversion project (US$0.2B) and UNSE Black Mountain Gas Generation project (US$0.3B) along with various renewable and maintenance projects

Opportunities Above and Beyond the Plan

- **TEP Retail Load Growth** Negotiations ongoing for a full build at an initial site for a total of 600 MW. Additional capacity may be required at a subsequent site (500-700 MW). If negotiations are finalized, incremental generation of ~US$1.5-$2.0B would be required through 2030
- **Additional Retail Load Growth** Driven by potential new large retail customers in manufacturing, data center, and mining sectors
- **Integrated Resource Plans** Next IRPs to be filed in 2026
- **FERC Regulated Transmission Investments**

Potential Retail Load Growth Opportunities (MW)



300
300
600
500 - 700
1,100 - 1,300
Contracted Load at Initial Site
Active Negotiations at Initial Site
Total at Initial Site
Active Negotiations at Site 2
Total Load at Initial & Site 2

Agreement Structure

- Benefit existing customers
- Promote overall reliability
- Consistent with TEP's current IRP, including solar and storage projects currently in development

FORTISBC – NATURAL GAS INFRASTRUCTURE IN FOCUS

Current five-year capital plan of $4.9B supports ~6% rate base CAGR with potential opportunities beyond the plan within the 2030 timeframe for Tilbury LNG Expansion

2026-2030 Capital Plan

- **Reliability & Integrity** Includes customer growth and general plant investments
- **LNG Projects** Includes Tilbury 1B ($0.3B), Tilbury LNG Storage Expansion ($0.6B) and Eagle Mountain Pipeline Project ($0.3B)
- **Advanced Metering Infrastructure** ($0.5B)
- **Renewable Gases**

Opportunities Above and Beyond the Plan

- **Tilbury LNG Storage Expansion Upside** BCUC approval received in October 2025; capital plan assumes smaller tank size. Potential upside of ~$0.3B; contingent on an environmental assessment which is expected in 2026
- **Tilbury LNG Expansion** Marine bunkering and resiliency expansion including Tilbury 1B and Tilbury Phase 2 LNG expansion
- **Renewable Gases**
- **Customer & Load Growth** In electric service territory for Okanagan infrastructure upgrades to meet capacity constraints



ABOVE AND BEYOND THE PLAN

2026-2030 Opportunities to Expand Growth

ITC
- Customer Connections

UNS
- TEP Retail Load Growth

FortisBC
- Tilbury LNG Storage Expansion Upside
- Tilbury LNG Expansion

2031-2035 Opportunities to Extend Growth

ITC
- LRTP Tranche 2.1
- LRTP Tranche 2.1 Competitively Bid Projects
- Customer Connections
- Future MISO LRTP Projects

UNS
- Additional Retail Load Growth
- Integrated Resource Plan Investments
- Transmission Investments

FortisBC
- Tilbury LNG Expansion
- Regional Transmission
- Customer & Load Growth Investments



Newfoundland & Labrador
Prince Edward Island
British Columbia
Alberta
Ontario
Wisconsin
Minnesota
Michigan
New York
Iowa
Illinois
Kansas
Missouri
Oklahoma
Arizona
Cayman Islands

DIVIDEND GUIDANCE SUPPORTED BY LONG-TERM GROWTH STRATEGY

~4%
Dividend Increase in Q4 2025

52 Years
of Consecutive Increases in Dividends Paid

4-6%
Annual Dividend Growth Guidance through 2030



73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17 19 21 23 25F



THIRD QUARTER AND YEAR-TO-DATE RESULTS



Third Quarter
Adjusted EPS
↑ $0.02
$0.85
$0.81
$0.06
$0.87
Q3 2024 Actual & Adjusted EPS
Q3 2025 Actual EPS
Disposition of FortisTCI
Q3 2025 Adjusted EPS



Year-to-Date
Adjusted EPS
↑ $0.18
$2.45
$2.57
$0.06
$2.63
YTD 2024 Actual & Adjusted EPS
YTD 2025 Actual EPS
Disposition of FortisTCI
YTD 2025 Adjusted EPS

Adjusted EPS growth driven by strong regulated utility performance



Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to Slide 22 for the Non-U.S. GAAP reconciliation.

Q3 2025 ADJUSTED EPS DRIVERS



$0.85
$0.03
$0.02
$0.01
$0.01
($0.03)
($0.02)
$0.87
Q3 2025 Adjusted EPS ⬆ $0.02 compared to Q3 2024
Q3 2024 Actual & Adjusted Basic EPS
U.S. Electric & Gas (1)
U.S. Transmission (ITC)
Western Canadian Electric & Gas(2)
Foreign Exchange(3)
Corporate & Other
Weighted Average Shares
Q3 2025 Adjusted Basic EPS

Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to Slide 22 for the Non-U.S. GAAP reconciliation.

(1) Includes UNS Energy and Central Hudson.
(2) Includes FortisBC Energy, FortisAlberta and FortisBC Electric.
(3) Reflects the change in the average U.S. dollar-to-Canadian dollar exchange rate.

YEAR-TO-DATE SEPTEMBER 2025 ADJUSTED EPS DRIVERS



$2.45
$0.09
$0.05
$0.03
$0.03
$0.06
($0.04)
($0.04)
$2.63
YTD 2025 Adjusted EPS ⬆ $0.18 compared to YTD 2024
YTD 2024 Actual & Adjusted Basic EPS
U.S. Electric & Gas(1)
Western Canadian Electric & Gas(2)
U.S. Transmission (ITC)
Other Electric
Foreign Exchange(3)
Corporate & Other
Weighted Average Shares
YTD 2025 Adjusted Basic EPS

Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to Slide 22 for the Non-U.S. GAAP reconciliation.

(1) Includes UNS Energy and Central Hudson.
(2) Includes FortisBC Energy, FortisAlberta and FortisBC Electric.
(3) Reflects the change in the average U.S. dollar-to-Canadian dollar exchange rate and the revaluation of U.S. dollar denominated liabilities.



LIQUIDITY & CREDIT RATINGS

In Q3, issued $750M Hybrids at Fortis Inc. at 5.1% and completed asset disposition of FortisTCI

- Proceeds used to repay Corporate credit facilities including term loan

Credit Facilities



$6.3B
$5.8B(1)
$2.4B
$1.9B
$3.9B
$3.9B
December 31, 2024
September 30, 2025
Unutilized
Utilized

Credit Ratings & Outlooks

Agency	Rating	Outlook
S&P Global	A-[2]	Negative
Morningstar DBRS	A (low)	Stable
Fitch Ratings	BBB+	Stable
Moody's	Baa3	Stable

(1) In September 2025, the Corporation fully repaid its unsecured US$250M non-revolving term credit facility primarily with the proceeds from the sale of FortisTCI.
(2) S&P rating reflects the issuer credit rating. Fortis' unsecured debt rating is BBB+.

A BALANCED APPROACH TO FUNDING GROWTH

CAPITAL STRUCTURE EXPECTED TO REMAIN CONSISTENT OVER PLANNING PERIOD



Cash from Operations[1]
59%
5-Year Capital Plan
$28.8B
2026-2030
Equity
11%
Net Debt[2]
30%

Equity Funding Plan

- Reflects Corporation's DRIP at current participation levels and ESPP
- No discrete equity outside of DRIP required to fund base capital plan
- Balance of equity funding satisfied from asset sales and hybrid issuance
- $500M ATM program available for flexibility as required
- Funding plan supports existing investment-grade credit ratings

Improving Cash Flow to Debt Metrics[3]



S&P Global
11.8%
12.4% 5-YR Avg.
12.0% Threshold
2025F
2030F
MOODY'S
11.1%
12.2% 5-YR Avg.
11.0% Threshold
2025F
2030F

(1) Non-U.S. GAAP financial measure. Reflects cash from operating activities, net of dividends, and including customer contributions.
(2) Net debt reflects regulated and holding company debt issuances, net of repayments.
(3) Cash Flow to Debt Metrics calculated in accordance with rating agency methodology.

RECENT REGULATORY ACTIVITY

People. Power. Possibilities.
Central Hudson
A FORTIS COMPANY

General Rate Application

- In August 2025, the PSC approved a three-year rate plan with retroactive application to July 1, 2025, including the continuation of a 9.5% allowed ROE and a 48% common equity component of capital structure
- The three-year rate plan also reflects the use of existing regulatory balances and other measures to reduce customer bill impacts, as well as initiatives to support New York States's energy conservation emission reduction goals

Enforcement Proceeding

- In August 2025, the PSC issued an order which accepted a joint settlement agreement and concluded the enforcement proceeding in connection with a gas-related explosion that occurred in November 2023
- As part of the order, Central Hudson agreed to make a contribution to a customer benefit fund of US$5M and a gas safety protocol remediation fund of US$2.5M



WHY INVEST IN FORTIS?

Focused on Executing and Providing **Safe, Reliable & Affordable Service**

Sustainable Growth

- Strong Rate Base Growth
- Robust Transmission Pipeline
- Transparent Funding Plan
- Cleaner Energy Transition
- 4-6% Annual Dividend Growth
- Investment-Grade Credit Ratings

Low-Risk

- Strong Governance
- Regulatory & Geographic Diversity
- Constructive Regulatory Relationships
- Local Business Model
- 100% Regulated Utilities
- Primarily Transmission & Distribution Assets





Expected Earnings Release Dates

Q4 2025 – February 12, 2026

FORTIS INC.

APPENDIX



NON-U.S. GAAP RECONCILIATION

($MILLIONS, EXCEPT EPS)	Q3 2025	Q3 2024	VARIANCE	YTD SEPT. 2025	YTD SEPT. 2024	VARIANCE
Adjusted Net Earnings						
Net Earnings	409	420	(11)	1,292	1,210	82
Adjusting item:						
Disposition of FortisTCI[1]	32	-	32	32	-	32
Adjusted Net Earnings	**441**	**420**	**21**	**1,324**	**1,210**	**114**
Adjusted Net Earnings per Share	**$0.87**	**$0.85**	**$0.02**	**$2.63**	**$2.45**	**$0.18**
Capital Expenditures						
Additions to property, plant and equipment	1,362	1,248	114	4,324	3,383	941
Additions to intangible assets	91	52	39	216	142	74
Adjusting items:						
Eagle Mountain Pipeline Project[2]	(137)	-	(137)	(369)	-	(369)
Wataynikaneyap Transmission Power Project[3]	-	-	-	-	29	(29)
Capital Expenditures	**1,316**	**1,300**	**16**	**4,171**	**3,554**	**617**

(1) Reflects income taxes and closing costs associated with the disposition of FortisTCI, included in the Corporate and Other segment.
(2) Represents contributions in aid of construction received for the Eagle Mountain Pipeline project, included in the FortisBC Energy segment.
(3) Represents Fortis' 39% share of capital spending during the construction of the Wataynikaneyap Transmission Power project, included in the Other Electric segment. Construction was completed in Q2 2024.

THIRD QUARTER RESULTS BY SEGMENT

Third Quarter Earnings Variance Analysis by Business Unit

($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS)	Q3 2025	ADJUSTMENT	ADJUSTED Q3 2025[1]	Q3 2024	ADJUSTMENT	ADJUSTED Q3 2024[1]	VARIANCE
Regulated – Independent Electric Transmission							
ITC	149	-	149	138	-	138	11
Regulated – U.S. Electric & Gas							
UNS Energy	209	-	209	204	-	204	5
Central Hudson	31	-	31	20	-	20	11
	240	-	240	224	-	224	16
Regulated – Canadian & Caribbean Electric & Gas							
FortisBC Energy	-	-	-	(4)	-	(4)	4
FortisAlberta	54	-	54	54	-	54	-
FortisBC Electric	15	-	15	14	-	14	1
Other Electric	41	-	41	39	-	39	2
	110	-	110	103	-	103	7
Corporate and Other	(90)	32	(58)	(45)	-	(45)	(13)
Common Equity Earnings	**409**	**32**	**441**	**420**	**-**	**420**	**21**
Weighted Average Shares (# millions)	504.5	-	504.5	496.2	-	496.2	8.3
EPS	**$0.81**	**$0.06**	**$0.87**	**$0.85**	**-**	**$0.85**	**$0.02**

(1) Non-U.S. GAAP financial measure. Refer to Slide 22 for the Non-U.S. GAAP reconciliation.

YEAR-TO-DATE SEPTEMBER RESULTS BY SEGMENT

Year-to-Date September Earnings Variance Analysis by Business Unit

($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS)	YTD SEPT. 2025	ADJUSTMENT	ADJUSTED YTD SEPT. 2025[1]	YTD SEPT. 2024	ADJUSTMENT	ADJUSTED YTD SEPT. 2024[1]	VARIANCE
Regulated – Independent Electric Transmission							
ITC	442	-	442	415	-	415	27
Regulated – U.S. Electric & Gas							
UNS Energy	394	-	394	396	-	396	(2)
Central Hudson	121	-	121	62	-	62	59
	515	-	515	458	-	458	57
Regulated – Canadian & Caribbean Electric & Gas							
FortisBC Energy	202	-	202	173	-	173	29
FortisAlberta	132	-	132	139	-	139	(7)
FortisBC Electric	57	-	57	54	-	54	3
Other Electric	129	-	129	111	-	111	18
	520	-	520	477	-	477	43
Corporate and Other	(185)	32	(153)	(140)	-	(140)	(13)
Common Equity Earnings	**1,292**	**32**	**1,324**	**1,210**	**-**	**1,210**	**114**
Weighted Average Shares (# millions)	502.5	-	502.5	493.9	-	493.9	8.6
EPS	**$2.57**	**$0.06**	**$2.63**	**$2.45**	**-**	**$2.45**	**$0.18**

(1) Non-U.S. GAAP financial measure. Refer to Slide 22 for the Non-U.S. GAAP reconciliation.

2026-2030 CAPITAL PLAN BY BUSINESS UNIT

Capital Plan

($MILLIONS)	2026F	2027F	2028F	2029F	2030F	2026-2030 TOTAL
Independent Electric Transmission						
ITC	1,874	1,898	2,008	2,083	1,980	9,843
U.S. Electric & Gas						
UNS Energy	1,281	1,014	940	1,413	983	5,631
Central Hudson	466	438	509	551	573	2,537
Total U.S. Electric & Gas	1,747	1,452	1,449	1,964	1,556	8,168
Canadian & Caribbean Electric & Gas						
FortisBC Energy	712	1,134	753	637	580	3,816
FortisAlberta	614	665	716	763	721	3,479
FortisBC Electric	207	244	227	230	220	1,128
Other Electric	462	475	506	528	433	2,404
Canadian & Caribbean Electric & Gas	1,995	2,518	2,202	2,158	1,954	10,827
Total Capital Plan	**5,616**	**5,868**	**5,659**	**6,205**	**5,490**	**28,838**

Note: U.S. dollar-denominated capital expenditures converted at a USD:CAD foreign exchange rate of 1.35.

MAJOR CAPITAL PROJECTS

($ Millions)	2025F	2026-2030F	Expected Completion Date
ITC			
MISO LRTP Tranche 1[(1)]	208	1,776	2030
MISO LRTP Tranche 2.1[(2)]	1	536	Post-2030
Big Cedar Load Expansion (NEW)	90	472	2028
UNS Energy			
TEP Transmission Project (NEW)	-	608	2029
Springerville Natural-Gas Conversion (NEW)	-	238	2030
Black Mountain Gas Generation (NEW)	30	366	2028
Vail-to-Tortolita Transmission Project	131	158	2027
FortisBC Energy			
Tilbury LNG Storage Expansion	4	628	Post-2030
AMI Project	159	547	2028
Tilbury 1B Project	20	334	2030
Eagle Mountain Pipeline Project[(3)]	8	280	2027


Major Capital Projects
21%
$28.8B
Capital Plan
2026–2030
Base
Utility Capex
(Smaller Projects)
79%

Note: Projects, other than ongoing maintenance projects, individually costing $200M or more in the forecast/planning period.

(1) Includes capital expenditures of US$1.3B for Tranche 1 for the forecast period 2026-2030.
(2) Includes capital expenditures of US$400M for Tranche 2.1 for the forecast period 2026-2030. US$3.3B – US$3.8B expected beyond 2030 and excludes projects subject to a competitive bidding process.
(3) Net of customer contributions.

OVERVIEW OF NEW MAJOR CAPITAL PROJECTS

	Project	Description
ITC A FORTIS COMPANY	**Big Cedar Load Expansion**	• Transmission upgrades to serve up to 1,600 MW of new data center load at the Big Cedar Industrial Center • Phase 1 requires transmission upgrades to support 800 MW of new load; targeted in-service date of 2027 • Phase 2 requires an additional 800 MW; expected in-service date of 2028 • MISO approved the project in October 2024; franchise approvals from the Iowa Utilities Commission are also required prior to construction
UNS Energy Corporation A Fortis Company	**TEP Transmission Project**	• Reflects a planned transmission project to increase reliability and accommodate load growth, by providing a path for connecting future generation investments • Project is expected to be completed in 2029
	Springerville Natural-Gas Conversion	• Conversion of 793 MW of coal-fired generation at TEP's Springerville Generating Station to natural gas-fired generation with similar capacity by 2030 • Will be filed with the ACC as part of TEP's 2026 IRP
	Black Mountain Gas Generation	• Expansion of the existing Black Mountain Generation Station owned and operated by UNS Electric to support rising capacity demands in the service territory • The expansion will include four gas turbines, each with a nominal capacity of 48 MW, a 230 kV substation, and a 230 kV interconnection • Project is scheduled for completion in 2028

2025-2030 RATE BASE BY BUSINESS UNIT

	Rate Base						
($BILLIONS)	2025F	2026F	2027F	2028F	2029F	2030F	5-YEAR CAGR TO 2030
Independent Electric Transmission							
ITC[(1)]	13.7	14.6	15.9	17.1	18.4	19.8	8.1%
U.S. Electric & Gas							
UNS Energy	8.2	8.9	9.6	10.2	11.0	11.5	7.4%
Central Hudson	3.7	4.0	4.2	4.4	4.7	5.0	6.6%
U.S. Electric & Gas	11.9	12.9	13.8	14.6	15.7	16.5	7.1%
Canadian & Caribbean Electric & Gas							
FortisBC Energy	6.5	6.8	7.4	8.2	8.4	8.8	6.3%
FortisAlberta	4.6	4.8	5.1	5.4	5.7	5.9	5.1%
FortisBC Electric	1.8	1.9	2.0	2.1	2.2	2.3	5.4%
Other Electric	3.4	3.7	3.9	4.2	4.4	4.6	6.0%
Canadian & Caribbean Electric & Gas	16.3	17.2	18.4	19.9	20.7	21.6	5.9%
Total Rate Base Forecast	**41.9**	**44.7**	**48.1**	**51.6**	**54.8**	**57.9**	**7.0%**

Note: U.S. dollar-denominated rate base converted at a USD:CAD foreign exchange rate of 1.38 for 2025 and 1.35 for 2026-2030. CAGR is calculated on a constant foreign exchange rate basis.

(1) Fortis has an 80.1% controlling ownership interest in ITC; rate base represents 100% ownership.

ONGOING REGULATORY PROCEEDINGS

ITC
A FORTIS COMPANY

Transmission Incentives In 2021, FERC issued a supplemental NOPR proposing to eliminate the 50-bps RTO adder for transmission owners that have been RTO members for longer than three years; the timing and outcome of this proceeding are unknown

UNS
UNS Energy Corporation
A Fortis Company

TEP General Rate Application In June 2025, TEP filed a general rate application with the ACC requesting an increase in rates effective September 1, 2026 using a December 31, 2024 test year with post-test year adjustments through June 30, 2025; the application seeks an allowed ROE of 10.5% and 55.48% common equity ratio; application includes a request for the use of an annual formulaic rate adjustment mechanism following the ACC's approval of a formula rate policy statement; the outcome of this proceeding is unknown

UNS Gas General Rate Application In November 2024, UNS Gas filed a general rate application with the ACC requesting an increase in gas delivery rates effective February 1, 2026; the application seeks an allowed ROE of 10.25% and 55.55% common equity ratio; in January 2025, UNS Gas filed supplemental material proposing an annual formulaic rate adjustment mechanism following the ACC's approval of a formula rate policy statement; the outcome of this proceeding is unknown

FORTIS ALBERTA

Third PBR Term Decision In 2023, the AUC issued a decision establishing the parameters for the third PBR term for 2024-2028; FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 COS revenue requirement as approved by the AUC; in March 2025, the Court of Appeal granted FortisAlberta permission to appeal, which is expected to be heard in Q1 2026

OUR SUSTAINABILITY STRATEGY
GROUNDED IN BUSINESS FUNDAMENTALS



SUSTAINABILITY PRIORITIES

Integrating climate risk with business planning

- Conducted corporate-wide scenario analyses to evaluate future climate scenarios and the potential impact on priority assets
- Explore details in the 2024 Climate Report, with an update coming in 2026

Reducing emissions and advancing cleaner energy goals

- Committed to a coal-free generation mix by 2032; 2050 net-zero goal
- Achieved a 34% reduction in scope 1 emissions (2019-2024)
- The GHG intensity of delivered energy has consistently decreased over the last five years, reaching its lowest level in 2024

Strengthening governance foundations

- A governance model grounded in local leadership and independence
- Executive compensation linked to climate and sustainability initiatives
- 50% of Fortis board members are women; 2 of 12 identify as a visible minority

Partnering with local communities

- Partnered with First Nations communities in northern Ontario to connect 17 remote communities to the power grid
- $15M of community investment in 2024; more than $60M over the last five years
- $224M on energy efficiency customer programs in 2024 – the highest spending level ever

Q3 2025 SALES TRENDS

	CHANGE IN RETAIL ENERGY SALES	Q3 2025 vs. Q3 2024 SALES TRENDS
ITC A FORTIS COMPANY	N/A	• Peak load up 2% primarily due to warmer weather in Michigan
UNS[(1)] UNS Energy Corporation A Fortis Company	+1%	• Higher average use by industrial customers
Central Hudson A FORTIS COMPANY	-3%	• Lower average consumption by residential and C&I customers
FORTIS ALBERTA	-3%	• Lower average consumption by C&I customers, partially offset by higher residential sales due to customer additions
FORTIS BC	-9%	• Lower average gas consumption by transportation and residential customers, partially offset by higher average consumption by industrial customers
FORTIS BC	+3%	• Higher average electric consumption by C&I customers, partially offset by lower average electric consumption by residential customers due to milder weather
Other Electric	-1%	• Primarily due to disposition of FortisTCI



(1) Excludes wholesale sales at UNS Energy.

SENSITIVITY EXPOSURE & HEDGING

Foreign Exchange

- Assumed USD:CAD FX rate of 1.35 for 2026-2030 Capital Plan
- ~65% of regulated earnings[1]/ 65% of capital plan in USD at U.S. & Caribbean Utilities
- +/- $0.05 change in USD:CAD
  - Five-year capital plan: $700M
  - EPS: ~$0.05, inclusive of hedging activities

Hedging Activities

- FX contracts (primarily forwards and collars)[2]
- US$1.5B in U.S. dollar-denominated debt outstanding at Fortis Inc. as a natural hedge
- ~US$400M cross-currency interest rate swaps

ROE & Equity Ratio

	ROE +/- 25 bps	Equity +/- 100 bps
ITC	$0.040	$0.035
UNS Energy	$0.025	$0.020
FortisBC	$0.020	$0.020
Central Hudson	$0.010	$0.010
FortisAlberta	$0.010	$0.010



(1) Non-U.S. GAAP financial measure for year ended December 31, 2024. Excludes Net Expenses of Corporate and Other segment.
(2) As of September 30, 2025, the contracts had a combined notional value of US$427M.

LONG-TERM DEBT MATURITIES


10-Year Debt Maturities
$2.5
$2.0
$1.5
$1.0
$0.5
$-
billions
2025F
2026F
2027F
2028F
2029F
2030F
2031F
2032F
2033F
2034F
Non-Regulated[1]
Regulated

Note: U.S. dollar-denominated debt translated at September 30, 2025 USD:CAD closing foreign exchange rate of 1.39.

(1) Includes non-regulated debt maturities at Fortis Inc. and ITC Holdings.

STRONG INVESTMENT-GRADE CREDIT RATINGS

Company	S&P Global	MORNINGSTAR DBRS	FitchRatings	MOODY'S
Fortis Inc.	A-[(1)]	A (low)	BBB+	Baa3
ITC Holdings Corp.	A-[(1)]	n/a	n/a	Baa2
ITC Regulated Subsidiaries	A+	n/a	n/a	A1
TEP	A-	n/a	n/a	A3
Central Hudson	BBB+	n/a	BBB	Baa1
FortisBC Energy	n/a	A	n/a	A3
FortisBC Electric	n/a	A (low)	n/a	Baa1
FortisAlberta	A-	A (low)	n/a	Baa1
Newfoundland Power	n/a	A	n/a	A2



(1) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+.

GLOSSARY

ACC	Arizona Corporation Commission
AMI	Advanced Metering Infrastructure
ATM	At-the-market equity program
AUC	Alberta Utilities Commission
Avg.	Average
Board	Board of Directors of the Corporation
Caribbean Utilities	Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at December 31, 2024) subsidiary of Fortis, together with its subsidiary
CAGR	compound average growth rate of a particular item. CAGR = (EV/BV) 1-N -1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods. Calculated on a constant U.S. dollar to Canadian dollar exchange rate
Capital Expenditures	cash outlay for additions to property, plant and equipment and intangible assets as shown in the Interim Financial Statements, less CIACs received by FortisBC Energy associated with the Eagle Mountain Pipeline project. Also includes Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power project in 2024. See "Non-US GAAP Financial Measures" in the Q3 2025 MD&A.
Capital Plan	forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures
Central Hudson	CH Energy Group, Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation
CFO	Cash from operating activities
Corporation	Fortis Inc.
COS	Cost of Service
Court of Appeal	Court of Appeal of Alberta
C&I	Commercial & Industrial
DRIP	dividend reinvestment plan
EPS	earnings per common share
ESPP	Employee Share Purchase Plan
EVP	Executive Vice President
FERC	Federal Energy Regulatory Commission
Fitch Ratings	Fitch Ratings Inc.
Fortis	Fortis Inc.
FortisAlberta	FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis
FortisBC	FortisBC Energy and FortisBC Electric
FortisBC Electric	FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FortisBC Energy	FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FortisOntario	FortisOntario Inc., a direct wholly owned subsidiary of Fortis, together with its subsidiaries
FortisTCI	FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary, sold on September 2, 2025

FX	foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S.-to-Canadian dollar FX rates to the prior period U.S. dollar balance.
GHG	greenhouse gas
IRP	Integrated Resource Plan
ITC	ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC
kV	Kilovolt
LNG	liquefied natural gas
LRTP	Long-Range Transmission Plan
Major Capital Projects	projects, other than ongoing maintenance projects, individually costing $200M or more
MD&A	the Corporation's management discussion and analysis
MISO	Midcontinent Independent System Operator, Inc.
Moody's	Moody's Investor Services, Inc.
Morningstar DBRS	DBRS Limited
MW	megawatt(s)
Newfoundland Power	Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis
Non-U.S. GAAP Financial Measure	financial measures that do not have a standardized meaning prescribed by U.S. GAAP
NOPR	notice of proposed rulemaking
PBR	performance-based rate-setting
PSC	New York State Public Service Commission
Rate Base	the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct
ROE	rate of return on common equity
ROFR	right of first refusal
RTO	regional transmission organization
S&P	Standard & Poor's Financial Services LLC
TEP	Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy
U.S.	United States of America
U.S. GAAP	accounting principles generally accepted in the U.S.
UNS	UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.
UNS Electric / UNSE	UNS Electric, Inc.
UNS Gas	UNS Gas, Inc.
USD:CAD	U.S. Dollar to Canadian Dollar foreign exchange rate
Wataynikaneyap Partnership	Wataynikaneyap Power Limited Partnership
YTD	Year-to-date